June 9, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attention: William H. Thompson

Ta Tanisha Meadows

Re:	The Western Union Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 1-32903

Ladies and Gentlemen:

On behalf of The Western Union Company, a Delaware corporation (the “Company”), we are writing in response to the comments contained in the comment letter dated May 31, 2011 (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010. For the convenience of the staff’s review, we have set forth each comment contained in the Comment Letter along with the response of the Company.

Item 8. Financial Statements and Supplementary Data, Page 74

Consolidated Statement of Cash Flows, page 80

1. We note that settlement assets include cash and cash equivalents, receivables from agents and customers and investment securities; and settlement obligations includes payables related to your money transfer, money order and payment services. Please tell us how you report cash inflows and outflows from your money transfer, money order and consumer payment services and the authoritative GAAP guidance supporting your classifications of cash flows from operating, investing or financing activities. Please specifically address your presentation and classification of receivables and payables, the change in cash and cash equivalents and purchases and sales of investment securities.

RESPONSE:

Settlement assets represent funds received or to be received from agents for unsettled money transfers, money orders and customer payments, the receipt of which creates an equal and offsetting settlement obligation for subsequent payment to the intended recipient. The settlement assets may be in the form of cash and cash equivalents, receivables from agents or customers (which are typically converted to settlement cash in less than one week), or investment securities. Settlement assets are segregated due to their fiduciary nature, as they are held for payout to customers and subject to restrictions in certain U.S. states and foreign jurisdictions pursuant to licensing requirements, and are reported as such in our required regulatory filings. In addition, the Company has elected a similar designation in other jurisdictions. The aforementioned licensing requirements permit us to hold and manage a combination of cash and cash equivalents, receivables, and high quality, investment grade securities to satisfy settlement obligations. Since settlement assets and the related settlement obligations always fluctuate in equal amounts with one another, they do not have a net impact on the Company’s cash flows.

The guidance regarding the presentation of restricted cash flows, especially guidance related to fiduciary funds, is limited. However, we believe the Company’s practices are supported by Accounting Standards Codification (“ASC”) 230-10-45-22, which provides that “Certain cash receipts and payments have aspects of more than one class of cash flows…. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.” Also, at the 2006 AICPA Conference on Current SEC and PCAOB

Developments, the SEC staff discussed changes in restricted cash (similar to our fiduciary settlement assets) and noted that when cash flow classification is unclear, registrants must use judgment and analysis that considers the nature of the activity and the predominant source of cash flow for these items. Further, in the basis for conclusions of FAS 95, paragraph 84, the Financial Accounting Standards Board acknowledges the importance of similar categorization for linked items by stating that “…grouping cash flows provided by or used in operating, investing, and financing activities enables significant relationships within and among the three kinds of activities to be evaluated” and “links cash flows that are often perceived to be related….” Given the fiduciary nature of settlement assets and the related settlement obligations and the aforementioned authoritative guidance, we believe segregating settlement assets from the related settlement obligations in different sections of the cash flow statement would ignore the fiduciary and regulatory link between such settlement assets and obligations, and the presentation of fluctuations in individual settlement assets and obligations would not help the reader assess the Company’s ability to generate positive future net cash flows, meet its obligations, pay dividends, or assess its need for external financing (ASC 230-10-10-2).

The Company’s policy is further supported by ASC 230-10-45-8, which states:

For certain items, the turnover is quick, the amounts are large, and the maturities are short. For certain other items…the entity is substantively holding or disbursing cash on behalf of its customers. Only the net changes during the period in assets and liabilities with those characteristics need be reported because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the entity’s operating, investing and financing activities.

In this regard, our businesses transferred nearly $200 billion in principal and conducted over 800 million transactions on behalf of customers and businesses during 2010, which, on average, were completed within one week. Our net presentation is consistent with the above guidance because it reflects the nature of our business of collecting and remitting large amounts of principal on behalf of customers in short periods of time.

Despite the Company’s net presentation of settlement activity, the Company does disclose the $14.7 billion in proceeds from the sale and maturity of investment securities for the year ended December 31, 2010, as well as other required investment securities disclosures, in Footnote 7 “Investment Securities.” These proceeds were offset by purchases of investment securities of $14.9 billion for the year ended December 31, 2010 with the remaining principal flows resulting in a net increase in net settlement cash, receivables and obligations of $0.2 billion. Further information on the nature and composition of our settlement assets and obligations is included in Footnote 2 “Summary of Significant Accounting Policies – Settlement Assets and Obligations.”

Operating cash flow includes the Company’s revenue generating and operating expense activities. However, as settlement assets and settlement obligations themselves represent fiduciary principal and by nature do not “enter into the determination of net income,” a characteristic identified in ASC 230-10-20 that is generally expected of operating activities, we do not believe the cash flows contributing to the changes in these assets and liabilities associated with customer principal should impact operating activities. We believe impacting operating activities would confuse and/or mislead readers of our financial statements by inappropriately reflecting increases or decreases in operating cash flows simply as a result of changes in the composition of fiduciary funds held for settlement.

In summary, given the information above, the judgment necessary in this area, and the need to ensure financial statement readers can appropriately segregate between fiduciary and non-fiduciary cash flows in order to accurately assess the core operating, investing and financing activities of the Company, we believe the Company’s longstanding practice of netting changes in settlement assets and settlement obligations in the statement of cash flows is appropriate.

Notes to Consolidated Financial Statements, page 82

Note 2, Summary of Significant Accounting Policies, page 83

2. We note your disclosure in the first paragraph on page 118 that certain share unit grants do not provide for the payment of dividends. As such, we assume that certain restricted stock and unit awards provide for the payment of dividends. We also note that unvested shares of restricted stock are excluded from basic shares outstanding. Please tell us if unvested share-based awards contain non-forfeitable rights to dividends or dividend equivalents. In addition, please refer to ASC 260-10-45-60A through 61A and tell us your consideration of using the two-class method to compute basic earnings per share.

RESPONSE:

While certain restricted stock units granted have dividend rights, these rights are forfeitable and as such do not constitute participating securities for purposes of applying the two class method of calculating basic earnings per share, consistent with ASC 260-10-45-60A through 61A.

Note 18, Quarterly Financial Information (Unaudited), page 124

3. Please refer to Item 302 of Regulation S-K and tell us your consideration of disclosing gross profit for each period presented.

RESPONSE:

We acknowledge that Item 302 of Regulation S-K requires the disclosure of gross profit in selected quarterly financial data. However, SAB Topic 6: Interpretations of Accounting Series Releases and Financial Reporting Releases, G.1.a., Question 2 provides as follows:

If a company is in a specialized industry where “gross profit” generally is not computed (e.g., banks, insurance companies and finance companies), what disclosure should be made to comply with the requirements of Item 302(a)(1)?

Interpretive Response: Companies in specialized industries should present summarized quarterly financial data which are most meaningful in their particular circumstances. For example, a bank might present interest income, interest expense, provision for loan losses, security gains or losses and net income. Similarly, an insurance company might present net premiums earned, underwriting costs and expenses, investment income, security gains or losses and net income.

We believe we operate in a specialized industry where “gross profit” is generally not computed and, therefore, is not presented in our financial statements. Because we are a service provider and not a producer of goods, the most relevant measure for analysis of our business activities is operating income which includes all operating expenses. The Company has disclosed the two components necessary (specifically, “Revenues” and “Expenses”) to calculate this measure in Note 18 and will provide an “operating income” subtotal in future filings.

* * * * *

In addition, the Company acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the Company’s filings, please contact the undersigned at (720) 332-5711.

Very truly yours,

/s/ Joseph Cachey III

Joseph Cachey III Acting General Counsel
The Western Union Company

cc:	Hikmet Ersek
Ernst & Young LLP